UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC. FILE NUMBER 1-09731
Check One): [ X ] Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR	CUSIP NUMBER 042698 30 8
For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION Arrhythmia Research Technology Inc. Full Name of Registrant
Not applicable Former Name if Applicable
25 Sawyer Passway Address of Principal Executive Office (Street and Number) Fitchburg, MA 01420 City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report on portion thereof, could not be filed within the prescribed time period.

The Registrant was not able to file the subject Annual Report on Form 10-KSB within the prescribed filing period without unreasonable effort or expense as the result of the expiration of its EDGAR password of which it was unaware until notified by the EDGAR system upon submission of its test filing. Although originally transmitted within the prescribed time, the substitute password could not be obtained and the filing resubmitted within the time allotted. The Annual Report that is subject hereof has been filed within the time allowed by the extension as evidenced by the receipt of acknowledgement of filing of the Report at approximately 5:46 p.m. as of March 31, 2005. A request for modification of the filing date has been submitted to the Office of EDGAR and Information Analysis.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David A. Garrison

(Name)

(978-345-5000

(Area Code and Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

* Arrhythmia Research Technology, Inc. (the “Company”) (AMEX:HRT) and its wholly owned subsidiary Micron Products, Inc. (“Micron”) reported total consolidated revenue of $11,111,000 for the year ended December 31, 2004 compared to total consolidated revenue of $7,677,000 for the year ended December 31, 2003, an increase of 45%. Income before taxes for the year ended December 31, 2004 was $2,441,000, a 51% increase over income before taxes of $1,621,000 for the year ended December 31, 2003. Net income of $1,616,000 for the year ended December 31, 2004 increased 28% from net income of $1,259,000 for the year ended December 31, 2003. Basic net income per share for the year ended December 31, 2004 increased 27% to $0.61 per share respectively from $0.48 per share for the same period in 2003.

The Form 10-KSB was filled April 1, 2005, and contains details of the changes in results of operations.

Arrhythmia Research Technology Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2005

By:	/s/ David A. Garrison

David A. Garrison

Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.